SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
 (CUSIP Number)

Michael Rice, Chief Executive Officer
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
(425) 402-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 09062W204

1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Walter Villiger

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [  ]
                                                                                                                                              (b)  [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
       PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,074,714

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 6,074,714

	10.	SHARED DISPOSITIVE POWER 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,074,714 shares, consisting of:

(a)	3,676,074 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)
(b)	71,429 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c)	2,327,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.8%

14.   TYPE OF REPORTING PERSON
                 IN

SCHEDULE 13D
CUSIP NO. 09062W204

1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAVI Holding AG

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [  ]
                                                                                                                                              (b)  [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
       PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,003,285

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 6,003,285

	10.	SHARED DISPOSITIVE POWER 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,003,285 shares, consisting of:

(a)	3,676,074 shares of common stock held directly by Reporting Person
(b)	2,327,211 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.5%

14.   TYPE OF REPORTING PERSON
                 CO

Preamble.
--------------------------
This Amendment No. 5 to Schedule 13D further amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2014 and amended by that certain Amendment No. 1 to Schedule 13D filed with the Commission on August 18, 2014, that certain Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2014, that certain Amendment No. 3 to Schedule 13D filed with the Commission on October 8, 2015 and that certain Amendment No. 4 to Schedule 13D filed with the Commission on May 20, 2016.

Item 3.  Source and Amount of Funds or Other Consideration.
-------------------------------------------------------
Item 3 is hereby amended and supplemented as follows:
Walter Villiger effected the exercise of warrants described below for an aggregate of $59,999.52.

Item 4.  Purpose of Transaction.
-------------------------------------------
Item 4 is hereby amended and supplemented as follows:

The purpose of the purchases described below is for long-term investment and appreciation.

Item 5.  Interest in Securities of the Issuer.
-------------------------------------------
Item 5 is hereby amended and supplemented as follows:

On August 8, 2016, Walter Villiger exercised warrants to acquire 71,428 shares of the Issuer at an exercise price of $0.84 per share.  Immediately thereafter, Villiger transferred the 71,428 shares to WAVI Holding AG (“WAVI”).

As of the date hereof, Villiger beneficially owns 6,074,714 shares of the Issuer, consisting of 3,676,074 shares of common stock held indirectly through WAVI, 71,429 shares of common stock issuable upon exercise of warrants held directly, and 2,327,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI.  Such shares represent a total of 39.8% of the Issuer’s outstanding shares of common stock.

Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for WAVI with respect to the securities held by WAVI, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, WAVI beneficially owns 6,003,285 shares of the Issuer, consisting of 3,676,074 shares of common stock and 2,327,211 shares of common stock issuable upon exercise of warrants.  Such shares represent a total of 39.5% of the Issuer’s outstanding shares of common stock.

WAVI has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Villiger, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2016                                       /s/ Walter Villiger_____________________________
Walter Villiger

Dated:  August 25, 2016                                       WAVI HOLDING AG

/s/ Walter Villiger_____________________________
Walter Villiger, Chairman